March 14, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: Julie Griffith
                   J. Nolan McWilliams

Re:      Withdrawal of Registration Statement on Form S-1 (File No. 333-220816)

Ladies and Gentlemen:

In accordance with the provisions of Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Two Rivers Water & Farming Company (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-220816), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed with the Commission on October 4, 2017. The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission. The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Two Rivers Water and Farming Company, 3025 S. Parker Road, Suite 140, Aurora, Colorado 80014, with a copy to the Registrant’s counsel, K&L Gates LLP, Attn: Mark L. Johnson, 1 Lincoln Street, State Street Financial Center, Boston, Massachusetts 02111.

If you have any questions with respect to this matter, please contact me.

Very truly yours,

Two Rivers Water and Farming Co.

By:	/s/ Wayne E. Harding
Wayne E. Harding

Two rivers water and farming comany

3025 S parker rd. ste 140, aurora co 80014

T +1 303 222-1000 F +1 303 845-9400. 2riverswater.com